The Glenmede Fund, Inc. and The Glenmede Portfolios

4 Copley Place

CPH-0326

Boston, MA 02116

June 22, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Kathy Churko

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577
The Glenmede Portfolios - Registration Nos. 33-46593 and 811-06578
(the “Funds” or “Registrants”)

Dear Ms. Churko:

This letter is in response to your comments provided via telephone on May 22, 2012, regarding the Funds’ comment response letter which was filed with the Securities and Exchange Commission (“SEC”) on May 11, 2012:

1.	Comment: Please provide the detailed turnover methodology for the Long/Short Portfolio and the Total Market Portfolio both before and after the fiscal year ended October 31, 2011, as disclosed in the February 28, 2012 Statement of Additional Information (the “SAI”).

Response: The change in methodology relates to how the value of securities sold short is treated in the calculation of the monthly average of the value of portfolio securities owned. For periods prior to October 31, 2011, the monthly average value of portfolio securities was calculated by netting the long and short positions, that is, the difference between the value of portfolio long positions minus the value of securities sold short. For the fiscal year ended October 31, 2011, at the recommendation of the Registrants’ independent public accountant, the turnover methodology was changed such that the monthly average value of portfolio securities is now calculated as the absolute value of the long and short positions, that is, the sum of the value of portfolio long positions plus the value of securities sold short.

2.	Comment: Please provide the actual calculations of both methodologies for the Long/Short Portfolio and the Total Market Portfolio for the fiscal year ended October 31, 2011.

Response:

	Long/Short Portfolio		Total Market Portfolio
	Old Method	New Method	Old Method	New Method
Purchases	25,460,038	25,460,038	75,638,392	75,638,392

Sales	25,172,845	25,172,845	71,259,969	71,259,969

Monthly Average Value of Portfolio Securities	3,867,200	17,111,174	38,097,596	57,946,338

Portfolio Turnover	651%	147%	187%	123%

Please note that the portfolio turnover for the Long/Short Portfolio in the Annual Report for the year-ended October 31, 2011 and the February 28, 2012 SAI was reported as 137%, not 147% as noted in the calculation above. The error was inadvertent. The Registrant’s management has determined that the difference is not material.

3.	Comment: Please confirm that the Long/Short Portfolio and the Total Market Portfolio are following Instruction 4(d)(iv) to Item 13 on Form N-1A (the “Instruction”) when calculating their respective portfolio turnover disclosure.

Response: The Registrants confirm that the portfolio turnover calculation for the Long/Short Portfolio and the Total Market Portfolio follows the Instruction. The Instruction does not state how the value of securities sold short should be treated in the calculation of monthly average of the value of portfolio securities. However, the Registrants believe that the new methodology results in a more accurate portfolio turnover rate for the Funds.

Please contact me at (617) 662-1742 if you have any questions regarding the Funds responses.

Very truly yours,

/s/ David James

David James

EXHIBIT

The Glenmede Fund, Inc. and The Glenmede Portfolios

4 Copley Place

CPH-0326

Boston, MA 02116

June 22, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Kathy Churko

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577
The Glenmede Portfolios - Registration Nos. 33-46593 and 811-06578
(the “Funds”)

Dear Ms. Churko:

In connection with the Funds’ October 31, 2011 annual report, which was filed with the Securities and Exchange Commission (“SEC”) pursuant on Form N-CSR on January 6, 2012 (the “Annual Report”), the Funds hereby acknowledge that:

•	the Registrants are responsible for the adequacy and the accuracy of the disclosure in the Annual Report;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Annual Report reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Annual Report; and

•	the Registrants may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

Please do not hesitate to contact the undersigned at (617) 662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David James

David James